For the Semi-Annual period ended 4/30/98
File number 811-3981
Series 2

                          SUB-ITEM 77J


              Reclassification of Capital Accounts

       The   Fund   accounts  for  and   reports
distributions to shareholders in accordance with
the   American  Institute  of  Certified  Public
Accountants'   Statement   of   Position   93-2:
Determination,   Disclosure,    and    financial
Statement Presentation of Income, Capital Gains,
and   Return   of   Capital   Distributions   by
Investment  Companies.  The effect  of  applying
this statement was to decrease undistributed net
investment  income and increase accumulated  net
realized  gain  on investments by  $133,496  for
realized foreign currency losses during the  six
months  ended  April 30, 1998.   Net  investment
income, net realized gains and net assets were not affected by this change.